Exhibit (a)(17)
From: Cris Conde
To: All Employees with Eligible Performance Equity Awards
Date: Sept 8, 2009
Re: Offer to Amend Performance Equity — Deadline Sept. 14
You have been invited to participate in the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units. In order to have your equity amended, the Election Form to participate must be returned by 5:00 p.m. Eastern Time on Monday, September 14. If you do not wish to participate, no action is required.
On Thursday, August 13th, you received an email from equity@sungard.com containing the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units and a personalized Election Form that lists your performance equity grants eligible for amendment. If you have not received this information please email equity@sungard.com.
On Monday, August 24th, you received an email from Leslie.Brush@sungard.com containing information on three identical WebEx presentations summarizing the Offer to Amend. I strongly suggest you attend the remaining WebEx on September 10th at 10:00 a.m. Eastern Daylight Time, if you have not previously attended one. The details for this WebEx are attached.
If you have any questions about either of these emails, both of which are reproduced on the attached file, please direct them to equity@sungard.com. If you have already returned your election form, no further action is required.
Best Regards,
Cris